Via EDGAR and Federal Express

April 1, 2021

Attention:	Thomas Jones Geoffrey Kruczek Eiko Yaoita Pyles Andrew Blume

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Orion Biotech Opportunities Corp. Registration Statement on Form S-1 Filed February 25, 2021 File No. 333- 253548

Ladies and Gentlemen:

Set forth below are the responses of Orion Biotech Opportunities Corp. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2021 with respect to the Company’s Registration Number on Form S-1, CIK No. 0001847416, initially filed with the Commission on February 25, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Registration Statement unless otherwise specified.

Registration Statement on Form S-1

General

1.	The number of units and common shares in your fee table appears to be incorrect, in light of the proposed maximum offering price. Please revise.

RESPONSE:

We have revised the number of units and common shares in the fee table to reflect the correct number in each case.

Exhibit 23.1, page II-3

2.	Although the consent of your independent registered public accounting firm references their report dated February 23, 2021, the auditor’s report on page F-2 is dated February 25, 2021. Please obtain and file an updated consent that references the correct report date.

RESPONSE:

The Amended Registration Statement contains an updated consent from our independent registered public accounting firm that references the correct report date.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Debbie Yee, also of Kirkland & Ellis LLP, at (713) 836-3630.

Very truly yours,

ORION BIOTECH OPPORTUNITIES CORP.

By:	/s/ James Huang
Name:	James Huang
Title:	Chief Executive Officer

Enclosures

cc: Christian Nagler, P.C. (Kirkland & Ellis LLP)

Debbie Yee, P.C. (Kirkland & Ellis LLP)

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